EXHIBIT 4.1

AMENDMENT TO DEPOSITARY TRUST AGREEMENT

THIS AMENDMENT TO DEPOSITARY TRUST AGREEMENT (this “Amendment”) is made as of the 13th day of November, 2008 by and between Rydex Specialized Products LLC, a Delaware limited liability company d/b/a “Rydex Investments” (the “Sponsor”) in its capacity as sponsor of the CurrencyShares British Pound Sterling Trust, a trust formed under New York law (the “Trust”) and The Bank of New York Mellon, a New York banking corporation (the “Trustee”) in its capacity as trustee of the Trust.

W I T N E S S E T H

WHEREAS, The Sponsor and the Trustee are parties to that certain Depositary Trust Agreement dated June 8, 2006 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the terms and conditions contained herein, the parties hereto agree as follows:

1. Definitions. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

2. Amendment.

a. Section 1.1 of the Agreement is hereby amended by deleting the defined term “Noon Buying Rate.”

b. Section 1.1 of the Agreement is hereby amended by adding the following defined terms:

“Closing Spot Rate” means the British Pound Sterling/Dollar exchange rate, as determined by WM/Reuters each New York Business Day at approximately 4:00 PM (London time).

“WM/Reuters” means the joint venture of The WM Company PLC and Thomson Reuters.

c. Section 1.1 of the Agreement is hereby amended by deleting the defined term “Relevant Price” and substituting the following in lieu thereof:

“Relevant Price” means the Closing Spot Rate, except as provided below. If, on a particular evaluation date, WM/Reuters does not announce a Closing Spot Rate by 6:00 PM (London time), then the most recent WM/Reuters determination of the Closing Spot Rate will be the “Relevant Price” and be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. In the event that the Trustee and the Sponsor determine that the most recent WM/Reuters determination of the Closing Spot Rate is not an appropriate basis for valuation of the Trust’s British Pound Sterling, the Trustee and the Sponsor shall determine an alternative basis for such evaluation to be employed by the Trustee, which will be the “Relevant Price.”

3. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

4. Other. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control. All other terms and conditions of the Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed and delivered this Amendment as of the date hereof.

RYDEX SPECIALIZED PRODUCTS LLC, as Sponsor

By:	/s/ Kevin Farragher
Name:	Kevin Farragher
Title:	CEO

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Andrew Pfeifer
Name:	Andrew Pfeifer
Title:	Vice President